SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          OPTICARE HEALTH SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   68 38 6P105
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                December 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)


                                 (Page 1 of 10)

CUSIP No. 68386P105                                                 Page 2 of 10


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
________________________________________________________________________________
               7    SOLE VOTING POWER

                    48,580,995*
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,580,995*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,580,995*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IA
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner, on behalf of its clients, of (i) 19,375,000 shares of OptiCare Health Systems, Inc. (the "Company") common stock, par value $.001 per share (the "Common Stock"),
(ii) an immediately exercisable Warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, and (iii) 2,920,599.50 shares of the Company's Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $0.001 (the "Series B Preferred Stock"), immediately convertible into 29,205,995 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock and all shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware (the "Partnership").

** Based on 58,105,995 shares of Common Stock outstanding (including (i) 28,900,000 shares of Common Stock outstanding as of December 26, 2002, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, and (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership).

CUSIP No. 68386P105                                                 Page 3 of 10

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Concentrated Equity Partnership, L.P./
     I.R.S. Identification No. 22-3699993
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                    48,580,995*
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,580,995*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,580,995*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*(i) 19,375,000 shares of Common Stock, (ii) immediately exercisable warrants to purchase up to 400,000 additional shares of Common Stock, and (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, are held in the account of the Partnership and beneficially owned by Palisade.

** Based on 58,105,995 shares of Common Stock outstanding (including (i) 28,900,000 shares of Common Stock outstanding as of December 26, 2002, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, and (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership).

CUSIP No. 68386P105                                                Page 4 of 10

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Concentrated Holdings, L.L.C./I.R.S. Identification No. 22-3699991
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                    48,580,995*
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,580,995*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,580,995*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*(i) 19,375,000 shares of Common Stock, (ii) immediately exercisable warrants to purchase up to 400,000 additional shares of Common Stock, and (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, are held in the account of the Partnership and beneficially owned by Palisade. Palisade Concentrated Holdings, L.L.C. is the general partner of the Partnership.

** Based on 58,105,995 shares of Common Stock outstanding (including (i) 28,900,000 shares of Common Stock outstanding as of December 26, 2002, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, and (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership).

CUSIP No. 68386P105                                                 Page 5 of 10

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Eric J. Bertrand /I.R.S. Identification No.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

                    54,300*
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           54,300*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,300*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0019%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

*Mr. Bertrand individually beneficially owns 54,300 shares. Mr. Bertrand has sole voting and dispositive power over such 54,300 shares. Mr. Bertrand is a member of Palisade Concentrated Holdings, LLC, but is not a member of Palisade Capital Management, LLC, and thus has no shared or dispositive power over the 48,580,995 shares beneficially owned by Palisade. See item 2.

**Based on 28,900,000 shares of Common Stock outstanding as of December 26, 2002.

      Palisade Capital Management, L.L.C. ("Palisade") hereby amends its
Schedule 13D/A, filed with the Securities and Exchange Commission on February 8, 2002, relating to the shares of Opticare Health Systems, Inc. (the "Company") common stock, $.001 par value (the "Common Stock"), as follows:

Item 2. Identity and Background.

      Item 2 is hereby amended in its entirety as follows:

      This statement is being filed on behalf of Palisade Capital Management, L.L.C. ("Palisade"), Palisade Concentrated Equity Partnership, L.P., Palisade Concentrated Holdings, L.L.C., and Eric J. Bertrand (collectively, the "Reporting Persons"). Palisade, a New Jersey limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended. Palisade Concentrated Equity Partnership, L.P. (the "Partnership") is a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware. Palisade Concentrated Holdings, L.L.C. (the "General Partner") is a Delaware limited liability company whose principal business is to serve as the general partner of the Partnership. Eric J. Bertrand is a member of the General Partner. Pursuant to an investment advisors agreement, dated March 31, 1999, by and between the General Partner and Palisade, Palisade has total discretionary voting and dispositive authority with regard to the investments and holdings of the Partnership. The business address of all Reporting Persons is One Bridge Plaza, Fort Lee, New Jersey 07024.

      During the past five years, none of the Reporting Persons has ever been:
(i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Persons have filed this joint Schedule 13D, as amended, because of the possibility that they might be deemed a group. Mr. Bertrand does not exercise voting or dispositive power over the shares held by the Partnership, and none of the other Reporting Persons exercised voting or dispositive power over the shares held by Mr. Bertrand. Accordingly, the Reporting Persons do not believe that they should be considered a group and this joint filing of this Schedule 13D should not be deemed to be an admission that they are a group.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and supplemented by adding thereto the following:

      On December 26, 2002, the Partnership exercised in full a warrant (the "Warrant") to acquire 17,375,000 shares of Common Stock at a price of $.014 per share. The aggregate exercise price of $2,432,500 was paid in cash to the Company from the Partnership's working capital.

      On September 13, 2002, Mr. Bertrand purchased 10,000 shares of Common Stock at a price of $0.28 per share and 9,300 shares of Common Stock at a price of $0.29 per share on the open market. Additionally, on November 19, 2002, Mr. Bertrand purchased 5,000 shares of Common Stock at a price of $0.26 per share and 20,000 shares of Common Stock at a price of $0.27 per share on the open market. Additionally, on November 20, 2002, Mr. Bertrand purchased 10,000 shares of Common Stock at a price of $0.27 per share on the open market. Mr. Bertrand used personal funds to purchase all of such shares.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended and supplemented by adding thereto the following:

      The Partnership exercised the Warrant to increase its shareholder position and to generate cash proceeds for the Company which have been used, in part, to pay down the Company's senior bank debt.

      Mr. Bertrand acquired his 54,300 shares of Common Stock for investment.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and supplemented by adding thereto the following:

      As of the close of business on December 26, 2002, there were 58,105,995 shares of Common Stock outstanding (including (i) 28,900,000 shares of Common Stock outstanding, and (ii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, and (iii) 400,000 shares of Common Stock issuable upon exercise of a warrant held by the Partnership. As of such date, (i) 19,375,000 shares (33.4%) of the Common Stock,
(ii) 2,880,599.5 shares of Series B Preferred Stock, currently convertible into 28,805,995 shares of Common Stock (49.6%), and (iii) a warrant currently exercisable to purchase up to an additional 400,000 shares of Common Stock (0.69%) are held by the Partnership in an account over which Palisade has investment discretion. Palisade possesses sole power to vote and direct the disposition of all shares of the Common Stock and Series B Preferred Stock beneficially owned by it. Pursuant to Regulation Section 240.13d-3, Palisade may be deemed to beneficially own 48,580,995 shares of the Common Stock, or 83.6%, of the shares of Common Stock deemed issued and outstanding. The above does not include 54,3000 shares of Common Stock owned of record and beneficially by Mr. Eric J. Bertrand, who is a member of the General Partner, but not a member of Palisade. Mr. Bertrand has sole voting and dispositive power over such 54,300 shares of Common Stock and Palisade disclaims any beneficial ownership with respect thereto.

      On September 13, 2002, Mr. Bertrand purchased 10,000 shares of Common Stock at a price of $0.28 per share and 9,300 shares of Common Stock at a price of $0.29 per share on the open market. Additionally, on November 19, 2002, Mr. Bertrand purchased 5,000 shares of Common Stock at a price of $0.26 per share and 20,000 shares of Common Stock at a price of $0.27 per share on the open market. Additionally, on November 20, 2002, Mr. Bertrand purchased 10,000 shares of Common Stock at a price of $0.27 per share on the open market. As of the close of business on December 26, 2002, such shares in the aggregate represented 0.0019% of the Company's issued and outstanding Common Stock, based on 28,900,000 shares of Common Stock outstanding (not including 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership or 400,000 shares of Common Stock issuable upon the exercise of a warrant held by the Partnership). Mr. Bertrand possesses sole power to vote and direct the disposition of all of such 54,300 shares of Common Stock. Mr. Bertrand is a member of the General Partner but not a member of Palisade and disclaims any beneficial ownership of the 48,580,995 shares of Common Stock held by the Partnership.

      Except for the exercise of the Warrant and the purchase of an aggregate of 35,000 shares by Mr. Bertrand in November 2002, during the past sixty days, there were no transactions in shares of the Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of the Common Stock, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possesses voting or investment control over the securities thereof except as set forth above.

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        January 7, 2003


                                        /s/ Steven E. Berman,
                                        --------------------
                                        in his capacity as a member of each of
                                        Palisade Capital Management, L.L.C. and
                                        Palisade Concentrated Holdings, L.L.C.,
                                        the general partner of Palisade
                                        Concentrated Equity Partnership, L.P.


                                        /s/ Eric J. Bertrand,
                                        --------------------
                                        individually

Attention: Intentional misstatements or omissions of fact constitute Federal riminal violations (See 18 U.S.C. 1001)